NEWS RELEASE

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
Media Contacts:   Christopher Ljungkull              Daryn Teague
                  Legal Research Center              Teague Communications
                  (800) 776-9377 or crl@lrci.com     (661) 297-5292 or teaguecomm@aol.com
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Legal Research Center Announces Profitable Third Quarter, Accelerating Growth in
Compliance Training Business

Minneapolis - November 1, 2001 - Legal Research Center, Inc. (OTC: LRCI), the nation's leading provider of outsourced legal research and writing services, today reported its results for the third quarter ended September 30, 2001.

     For the quarter, revenue declined slightly to $1,145,000, compared to $1,221,000 for the third quarter of 2000. Net income for the period was $65,424 or $.03 per share, compared to $195,580, or $.08 per share, for the third quarter last year.

     The latest reported income brings year-to-date earnings for the first three quarters to $.14 per share after taxes ($.22 per share pre-tax), compared to $.26 per share through the third quarter a year ago. The increased tax expense was a result of the company's reversal of the valuation allowance for deferred tax assets in the fourth quarter of 2000. Revenue through the third quarter of 2001 is now at $4,347,459, a 16 percent increase over revenue of $3,760,310 for the same period in 2000.

     "Clearly, LRC's business suffered from the softer economy and the September 11th tragedy in the last quarter, as the market for legal research services basically came to a halt for the last three weeks of September," said Christopher Ljungkull, chief executive officer of Minneapolis-based LRC. "However, it is noteworthy that we were able to maintain profitability in spite of the decline in revenue. This was largely due to our flexible cost structure and vigilance with holding the line on administrative expenses."


                                     (more)

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Legal Research Center Announces 3Q01 Results
Page Two


     According to Ljungkull, the company has reason to be optimistic about the fourth quarter because of accelerating growth in its e-Training Group. LRC has been involved in offering Web-based legal compliance training services for 14 months; in the last two months, the company has generated revenue equal to the amount generated in the previous 12 months combined.

     Ljungkull also confirmed that the company has been taking advantage of strong cash flow and an undervalued stock price to buy back fairly large blocks of its own shares on the open market. To date, he estimates that LRC has purchased approximately 100,000 shares, or roughly 4 percent of the public float.

     "In spite of the temporary decline in legal research spending in the last quarter, we are seeing such positive signs of growth in our core business of outsourced legal research and writing services that LRC recently hired two new senior sales executives with extraordinary backgrounds in the legal marketplace," said James Seidl, LRC's president. "The market for outsourced legal research continues to expand and we fully expect to capitalize on this steady growth."

     Legal Research Center (http://www.lrci.com) offers legal research and writing services to attorneys in corporate and private practice throughout the world. Founded in 1978, LRC's work products include compliance-related multijurisdictional surveys, office memoranda, and formal court-ready documents such as trial and appellate briefs. LRC's knowledge management services include work product database design and facilitation, Web site content creation and compliance training. LRC's nationally recognized Research Attorneys are honors graduates who have practiced law for at least two years, and many for over 25, in major law firms and corporate law departments throughout the U.S.

Statements contained here, other than historical data, may be forward-looking and subject to risks and uncertainties including, but not limited to the continuation of revenues through the company's strategic alliances and the successful development of other new business, as well as those set forth in the company's 10-KSB, 10-QSB and other SEC filings.


                                      # # #

                     (Condensed financial statements follow)

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LEGAL RESEARCH CENTER, INC.

Condensed statements of income
     (unaudited)


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
                                      Three Months                   Nine Months
                                   Ended September 30,           Ended September 30,
                                -------------------------     -------------------------
                                   2001           2000           2001           2000
                                ----------     ----------     ----------     ----------
Revenue                         $1,144,936     $1,220,978     $4,347,459     $3,760,310
Income from operations          $   91,469     $  177,473     $  513,114     $  604,796
Net income                      $   65,424     $  195,580     $  350,493     $  667,014
Net income per common share
                      Basic     $     0.03     $     0.08     $     0.14     $     0.26
                    Diluted     $     0.02     $     0.07     $     0.13     $     0.24
Weighted average common
  shares outstanding
                      Basic      2,536,287      2,567,046      2,549,178      2,566,680
                    Diluted      2,712,041      2,843,171      2,741,645      2,806,302
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Condensed balance sheets
     (unaudited)


                                                                September 30,
                                                                    2001
                                                                 ----------

Current assets                                                   $3,114,905
Furniture and equipment, net                                         86,348
Other assets                                                        526,700
                                                                 ----------
    Total assets                                                 $3,727,953
                                                                 ==========

Current liabilities                                              $  177,618
Long-term liabilities                                                22,128
Stockholders' equity                                              3,528,207
                                                                 ----------
    Total liabilities and stockholders' equity                   $3,727,953
                                                                 ==========